Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

November 15, 2010

William James Kotapish, Esq.

Assistant Director

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Request Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933

Dear Mr. Kotapish:

We are writing to you on behalf of Transamerica Life Insurance Company, and Transamerica Financial Life Insurance Company (together “Transamerica”) and the following registrants, Separate Account VA B, Separate Account VA C, Separate Account VA Q, Separate Account VA W, Separate Account VA X, Separate Account VA Y, Separate Account VA EE, Separate Account VA GG, Separate Account VA BNY, Separate Account VA WNY, Separate Account VA YNY and Separate Account VA HNY (“Registrants”), to respectfully request permission to file post-effective amendments to the registration statements on Form N-4 listed below (“Replicate Registration Statements”) under Rule 485(b)(1)(vii) under the Securities Act of 1933 (“Securities Act”):

Securities Act No. (Form N-4)
033-33085
033-56908
333-83957
333-116562
333-125817
333-131987
333-149336
333-169445
033-83560
333-120125
333-147041
333-149337

The post-effective amendments to the Replicate Registration Statements will contain revisions that may render them ineligible to be filed under Rule 485(b).1 However, Transamerica believes the revisions will be “substantially identical”2 to revisions that will be set forth in the post-effective amendment to the registration statement on Form N-4 (File No. 333-110049) (the “Prototype Registration Statement”).

Granting permission to file post-effective amendments to the Replicate Registration Statements under Rule 485(b) will reduce Securities and Exchange Commission (“Commission”) staff time and effort in reviewing substantially identical disclosure for each of the Replicate Registration Statements. We believe the process proposed by this letter is to the mutual benefit of both the Commission staff and the Registrants.

1	Please see Exhibit A for a description of those changes contained in the Prototype Registration Statement that Transamerica and the Registrants propose to make to the above Replicate Registration Statements if this request is granted.
2	Transamerica and the Registrants may need to make minor, non-material revisions to each of the Replicate Registration Statements above because slight differences in the products would make the disclosure inconsistent if the changes in the Prototype Registration Statement were incorporated exactly as it appears in the Prototype Registration Statement. Any changes from the Prototype Registration Statement would most likely result from differences in the use of terminology between products.

William James Kotapish, Esq.

November 15, 2010

Page | 2

Rule 485(b)(1)(vii) gives the Commission discretionary authority to permit certain types of post-effective amendments that are not otherwise eligible to be filed under Rule 485(b), to become effective automatically on the date upon which they are filed or at a later date designated by the registrant.3 Registrants are instructed to make requests for permission to file post-effective amendments under Rule 485(b)(1)(vii) by a letter to the Division of Investment Management (the “Division”).4 The Commission staff has also encouraged registrants to file “prototype registration statements” when they are “simultaneously making a number of filings that contained identical changes, rendering separate staff review of each filing duplicative.”5

The Commission’s exercise of its authority under Rule 485(b)(1)(vii) would permit, for example, substantially identical revisions contained in post-effective amendments filed by a number of funds in a fund complex to become effective upon filing without Division review if the Division had previously had an opportunity to review one of them.6 Here, the term “fund” would relate to a registration statement filed by a registered open-end management investment company, unit investment trust or separate account as defined in section 2(a)(37) of the Investment Company Act of 1940.7 Transamerica and each Registrant undertake to make the following representations in support of this request:

•

Because the post-effective amendments to the Replicate Registration Statements are substantially identical to the Prototype Registration Statement, the Registrants will be able to revise the post-effective amendments to the Replicate Registration Statements effectively to reflect Commission staff comments made on the Prototype Registration Statement.

•

The Registrants will make corresponding changes to the post-effective amendments to the Replicate Registration Statements in response to comments made by the Commission staff on the Prototype Registration Statement.

•

The post-effective amendments to the Replicate Registration Statements will not contain any changes other than those changes discussed in this request which would make the post-effective amendments ineligible to be filed under Rule 485(b).

Thank you for your consideration in this matter. Please call me at (319) 355-8327 if you have any questions with respect to this request.

Very truly yours,

/s/ Shane E. Daly

Shane E. Daly

Assistant General Counsel

3	See Securities Act Release No. 7083, Investment Company Act Release No. 20486 (August 17, 1994) (the “Release”); See also Securities Act Release No. 7448 (October 11, 1997) (redesignating former paragraph (b)(1)(ix) as paragraph (b)(1)(vii).
4	Id.
5	General guidance to variable annuity, variable life, and other insurance company investment contract registrants in connection with the preparation of disclosure documents and other filings, Section III.D.2, (November 7, 1996).
6	See Release at footnote 9.
7	Rule 485(b) provides, in relevant part that “a post-effective amendment to a registration statement filed by a registered open- ended investment company, unit investment trust or separate account as defined by section 2(a)(37) of the Investment Company Act shall become effective….”

William James Kotapish, Esq.

November 15, 2010

Page | 3

EXHIBIT A

Below is a red-lined summary of the particular revisions made to the Prototype Registration Statement (Form N-10, No. 333-110049) that we propose to make to the Form N-4 Replicate Registration Statements referenced in this Rule 485(b)(1)(vii) letter dated November 15, 2010. The sections below refer to the sections set forth in the Prototype Registration Statement.

Section in Registration Statement: Part A Prospectus Supplement – “Retirement Income MaxSM Rider”

Disclosure:

~~The following currently exists in the SUMMARY section~~ “The following is hereby added to the SUMMARY section “5. EXPENSES” ~~relating to the Retirement Income ChoiceSM 1.4 Rider.~~in the prospectus.

~~If you elect the Retirement Income ChoiceSM 1.4 Rider, there is an annual rider fee during the accumulation phase of 1.00% depending on what designated investment options you choose. For each additional option you elect with the rider, you will be charged a quarterly fee during the accumulation phase that is also a percentage of the withdrawal base; this fee is in addition to the rider fee for the base benefit.~~

If you elect the Retirement Income MaxSM Rider, there is an annual rider fee during the accumulation phase of 1.00%.

~~The following currently exists in the SUMMARY Section 10. Additional Features for the Retirement Income ChoiceSM 1.4 Rider.~~The following is hereby added to the SUMMARY Section 10. Additional Features in the prospectus.

•

You may elect to purchase an optional rider which provides you with a guaranteed lifetime withdrawal benefit. This feature is called the “~~Retirement Income Choice~~Retirement Income MaxSM ~~1.4~~ Rider.” If you elect the Retirement Income ~~Choice~~MaxSM ~~1.4~~ Rider, you must allocate 100% of your policy value to one or more “designated investment option(s).” (See “~~Retirement Income Choice~~Retirement Income MaxSM ~~1.4~~ - Designated Investment Options”.) You may lose the benefit of this rider if you take “excess” withdrawals. There is an extra charge for this rider.

~~The following currently exists in the ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES section for the Retirement Income ChoiceSM 1.4 Rider~~.The following is hereby added to the corresponding ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES in the prospectus.

~~Retirement Income Choice~~Retirement Income MaxSM ~~1.4~~ Rider (annual charge, a % of withdrawal base):
~~Base Benefit Designated Allocation Group A (Maximum)~~	~~2.00~~	~~%~~
Base Benefit (Maximum)	1.75%
~~Base Benefit Designated Allocation Group A (~~ Base Benefit (Current)	~~1.25~~	~~%~~
~~Base Benefit Designated Allocation Group B (Maximum)~~	~~1.65~~	~~%~~
~~Base Benefit Designated Allocation Group B (Current)~~	~~0.90~~	~~%~~
~~Base Benefit Designated Allocation Group C (Maximum)~~	~~1.15~~	~~%~~
~~Base Benefit Designated Allocation Group C (Current)~~ 	~~0.40~~	~~%~~1.00%
~~Additional Benefits available with the Retirement Income ChoiceSM 1.4 Rider:~~
~~Death Benefit (Single Life Option)~~	~~0.25~~	~~%~~
~~Death Benefit (Joint Life Option)~~	~~0.20~~	~~%~~
~~Income Enhancement Benefit (Single Life Option)~~	~~0.15~~	~~%~~
~~Income Enhancement Benefit (Joint Life Option)~~	~~0.30~~	~~%~~
~~Maximum Total Retirement Income ChoiceSM 1.4 Rider Fees (Joint Life) with Highest Combination of Benefits~~	~~2.50~~	~~%~~
~~Current Total Retirement Income ChoiceSM 1.4 Rider Fees (Joint Life) with Highest Combination of Benefits~~	~~1.75~~	~~%~~

~~The following currently existis in the~~ “The following is hereby added to the “5. EXPENSES” ~~section for the Retirement Income ChoiceSM 1.4 Rider~~.section in the prospectus.

~~Retirement Income ChoiceSM 1.4 Rider and Additional Options Fees~~Retirement Income MaxSM Rider Fees

If you elect the Retirement Income ~~Choice~~MaxSM 1.4 rider, then the rider fee, which is charged quarterly before ~~annuitization, is 1.00%, 0.90%, and 0.40% (on an annual basis) of the withdrawal base for allocating 100% of your policy value in Designated Allocation Allocation Group A, Designated Allocation Group B, or Designated Allocation Group C, respectively. If you elect a combination of designated investment options among various classes, then your fee will be based on a weighted average of your choices. If you elect options with the Retirement Income ChoiceSM 1.4 rider, then for each option you elect, you will be charged a fee that is a percentage of the withdrawal base on each rider quarter before annuitization, and is in addition to the rider fee for the base benefit. The additional fees, on an annual basis, are as follows:~~ rider, then the rider fee, which is charged quarterly before annuitization, is 1.00% (on an annual basis) of the withdrawal base. We will also deduct the rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee(s) is deducted from each investment choice in proportion to the amount of policy value in each investment choice.~~Options~~

~~Single Life~~

~~Option~~

~~Joint Life~~

~~Option~~

~~Death Benefit~~

~~0.25%~~

~~0.20%~~

~~Income Enhancement Benefit~~

~~0.15%~~

~~0.30%~~

~~We will also deduct any rider fee pro rata upon full surrender of the policy or other termination of the rider. The rider fee(s) is deducted from each investment choice in proportion to the amount of policy value in each investment choice.~~

~~The following currently exists in the~~ “The following is hereby added to the “10. ADDITIONAL FEATURES” ~~section for the Retirement Income ChoiceSM 1.4 Rider~~.section in the prospectus

~~Retirement Income ChoiceSM 1.4 Rider~~

Retirement Income MaxSM Rider

You may elect to purchase the optional Retirement Income ~~Choice~~MaxSM ~~1.4~~ rider which, provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment choices which are designed to help manage the Company’s risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Retirement Income ~~Choice~~MaxSM ~~1.4~~ rider for a qualified policy.

~~Retirement Income Choice~~

Retirement Income MaxSM ~~1.4~~ – Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary, as payments from us), starting with the rider year immediately following the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday and lasting until the annuitant’s (or surviving spouse’s and the joint life option is elected) death (unless your withdrawal base is reduced to zero because of an “excess withdrawal”; see Withdrawal Base ~~Adjustments and Rider Death Benefit~~ Adjustments, below). A rider year begins on the rider date (the date the rider becomes effective) and thereafter on each anniversary of that date.

Of course, you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion.

See the “~~Appendix—Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Retirement Income ChoiceSM 1.2 Rider and Retirement Income Choice~~Appendix — Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Retirement Income MaxSM 1.4 Rider” Rider” for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

•

You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

•

We have designed this rider to allow for withdrawals from your policy value each rider year that are less than or equal to the rider withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the rider withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantee~~s~~ provided by the rider.

•

The longer you wait to start making withdrawals under the benefit, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age. On the other hand, the longer you wait to begin making withdrawals, the higher your withdrawal percentage may be, the higher the withdrawal base due to growth may be, and the more opportunities you will have to lock in a higher withdrawal base. You should carefully consider when to begin making withdrawals. There is a risk that you will not begin making withdrawals at the most financially beneficial time for you.

•

Because the guaranteed lifetime withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the rider withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take maximum advantage of the tax deferral aspect of the policy.

•

All policy value must be allocated to a limited number of specified funds. You should consult with your registered representative to assist you in determining whether these certain investment options are suited for your financial needs and risk tolerance.

•	Cumulative withdrawals in any rider year that are in excess of the rider withdrawal amount are excess withdrawals.

•	~~An excess withdrawal may impact the withdrawal base, and rider death benefit (if applicable) on a greater than dollar-for-dollar basis.~~

•	An excess withdrawal may impact the withdrawal base on a greater than dollar-for-dollar basis.

•	~~Any withdrawal will reduce your rider death benefit (if applicable).~~

•	Upon the death of the annuitant (or the death of the surviving spouse if the joint option is elected), the Retirement Income ~~Choice~~MaxSM ~~1.4~~ rider terminates and all benefits thereunder cease.

Like all withdrawals, withdrawals while this rider is in effect also:

•	reduce your policy value;

•	reduce your base policy death benefit and other benefits;

•	may be subject to surrender charges and excess interest adjustments;

•	may be subject to income taxes and federal tax penalties; and

•	may be limited or restricted under certain qualified policies.

Rider Withdrawal Amount. You can withdraw up to the rider withdrawal amount in any rider year (after age 59) from your policy value without causing an excess withdrawal. See “Withdrawal Base Adjustments” ~~and “Rider Death Benefit Adjustments”~~ below.

The rider withdrawal amount is zero if the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is not 59 years old on the rider date and remains zero until the first day of the rider year after the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday. If the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is at least 59 years old on the rider date, then the rider withdrawal amount is equal to the withdrawal base multiplied by the withdrawal percentage (see below).

For qualified policies: If the plan participant (generally the annuitant) is at least 70 1/2 years old, the rider withdrawal amount for that rider year (and each subsequent rider year) is equal to the greater of:

•	the rider withdrawal amount described above; or

•

an amount equal to any minimum required distribution amount (for the tax year on that rider anniversary) calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the

Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (including the present value of any additional benefits provided under the policy to the extent required to be taken into account under IRS guidance) and (4) amounts from the current calendar year (no carry-over from past years).

Only amounts calculated as set forth above can be used as the rider withdrawal amount. If the minimum required distribution amount (determined as set forth above) exceeds the rider withdrawal amount, the excess will not be treated as an excess withdrawal under the rider.

If your policy value reaches zero, then you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to receive benefits guaranteed by this rider after your policy value reaches zero, you must select the amount and frequency of future payments. Once selected, the amount and frequency cannot be changed.

Please note:

•

If the rider is added prior to the annuitant’s 59th birthday, the rider withdrawal amount will be zero until the beginning of the rider year after the annuitant’s 59th birthday, however, you will still be charged a rider fee prior to this time.

•

You cannot carry over any portion of your rider withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the entire rider withdrawal amount during a rider year, you cannot take more than the rider withdrawal amount in the next rider year and maintain the rider’s guarantees.

•	Excess withdrawals may cause you to lose the benefit of the rider.

•	All policy value must be allocated to a limited number of specified funds. (See “Designated Investment Options.”)

Withdrawal Percentage. We use the withdrawal percentage to calculate the rider withdrawal amount. The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday. The withdrawal percentage is as follows:

Age at time of first withdrawal	Withdrawal Percentage— Single Life Option	Withdrawal Percentage— Joint Life Option
0-58	0.0%	0.0%
59-64	~~4.0%~~4.5%	~~3.5%~~ 4.10%
65-74	~~5.0%~~5.5%	~~4.5%~~ 5.10%
≥ 75	~~6.0%~~6.5%	~~5.5%~~6.10%

Please note, once established, the withdrawal percentage will not generally increase even though the annuitant’s age increases except in certain instances involving automatic step-ups.

Withdrawal Base. We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value (less any premium enhancement, if the rider is added in the first policy year). During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments due to excess withdrawals.

Please note:

•

We determine the withdrawal base solely to calculate the rider withdrawal amount. Your withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

•

Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greatest of:

•	~~Current withdrawal base;~~

•	~~current withdrawal base;~~

•	~~The~~the withdrawal base immediately before the rider anniversary, increased by the growth credit, if any (see “Growth” below);

•	~~The~~the policy value on any monthiversary, including the current rider anniversary (see “Automatic Step-Up” below).

Growth. On each of the first ten rider anniversaries, we will add an annual growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The annual growth credit is equal to 5.0% of the withdrawal base immediately before the rider anniversary (i.e., withdrawal base x 0.05) .

Please note: Because a withdrawal will eliminate a potential growth credit for that rider year, you should consider your need or possible need to take withdrawals within the first 10 rider years in deciding whether to purchase the rider.

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversary during the preceding rider year, if no excess withdrawal occurred, or (2) the policy value on the rider anniversary. This comparison takes place after the application of any applicable annual growth credit. The withdrawal percentage (as indicated in the withdrawal percentage table) will also increase if you have crossed into another age band prior to the automatic step-up.

~~Beginning on the fifth rider anniversary, the rider fee percentage may increase (or decrease) at the time of any automatic step-up. The rider fee percentage will not exceed the maximum rider fee percentage in the fee table.~~

On each rider anniversary the rider fee percentage may increase (or decrease) up to 75 basis points (0.75%) at the time of any automatic step-up (but will not exceed the maximum rider fee percentage in the fee table).

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base, withdrawal percentage, and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection (each time you elect to opt out), in good order, at our Administrative and Service Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Withdrawal Base Adjustments. Cumulative gross partial withdrawals up to the rider withdrawal amount in any rider year will not reduce the withdrawal base. Cumulative gross partial withdrawals in excess of the rider withdrawal amount in any rider year (“excess withdrawals”) will reduce the withdrawal base, however, by the greater of the dollar amount of the excess withdrawal (if the policy value is greater than the withdrawal base) or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the withdrawal base), possibly to zero. Withdrawal base adjustments occur immediately following excess withdrawals. See “~~Appendix - Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Retirement Income ChoiceSM 1.2 Rider and Retirement Income Choice~~Appendix - Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Retirement Income MaxSM 1.4 Rider” Rider” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the withdrawal base by a pro rata amount. The effect of an excess withdrawal is amplified if the policy value is less than the withdrawal base. See the “~~Appendix - Guaranteed Lifetime Benefit Adjustment Partial Surrenders - Retirement Income ChoiceSM 1.2 Rider and Retirement Income Choice~~Appendix - Guaranteed Lifetime Benefit Adjustment Partial Surrenders - Retirement Income MaxSM 1.4 ~~Rider~~” Rider” for examples showing the effect hypothetical excess withdrawals in more detail.

Please Note: We do not monitor for, or notify you of, excess withdrawals. If you take regular or scheduled withdrawals please pay particular attention to any excess withdrawal because your otherwise regular or scheduled non-excess withdrawals may thereafter all be excess withdrawals that reduce or eliminate your benefit on an accelerated basis.

Designated Investment Options.

If you elect this rider, you must designate 100% of your policy value into one or more of the designated investment ~~options in the following designated allocation groups~~:options:

~~Designated Allocation Group A~~

~~AllianceBernstein Balanced Wealth Strategy Portfolio - Class B~~

~~American Funds - Asset Allocation Fund - Class 2~~

~~Fidelity VIP Balanced Portfolio - Service Class 2~~

~~Franklin Templeton VIP Founding Funds Allocation Fund - Class 4~~

~~Transamerica Asset Allocation - Moderate Growth VP – Service Class~~

~~Transamerica International Moderate Growth VP – Service Class~~

~~Transamerica Balanced VP – Service Class~~

~~Transamerica Efficient Markets VP - Service Class~~

~~Transamerica Index 75 VP – Service Class~~

~~GE Investments Total Return Fund – Class 3~~

~~Designated Allocation Group B~~

~~Transamerica Asset Allocation - Moderate VP - Service Class~~

~~Transamerica BlackRock Global Allocation VP - Service Class~~

~~Transamerica BlackRock Tactical Allocation VP - Service Class~~

~~Transamerica Index 50 VP - Service Class~~

~~Designated Allocation Group C~~

Transamerica Asset Allocation - Conservative VP – Service Class

~~Transamerica PIMCO Total Return VP - Service Class~~

~~Transamerica Money Market VP - Service Class~~

~~Transamerica U.S. Government Securities VP - Service Class~~

~~Transamerica Foxhall Global Conservative VP - Service Class~~

~~Transamerica Index 35 VP - Service Class~~

~~American Funds - Bond Fund - Class 2~~

~~Transamerica Money Market VP - Service Class~~

Fixed Account

~~Transamerica AllianceBernstein Dynamic Allocation VP - Service Class~~

Transfers between the designated investment options are allowed as permitted under the policy; however, you cannot transfer any amount (or allocate premium payments) to any non-designated investment option. Within 30 days following the fifth rider anniversary (and each successive fifth rider anniversary), you can terminate this rider. Starting the next business day, you may transfer (or allocate premium payments) to a non-designated investment option. Terminating the rider will result in losing all your benefits under the rider.

Please note:

•

The earliest you can transfer (or allocate premium payments) to a non-designated investment option is the first business day after the fifth rider anniversary. You will be required to terminate the rider first (and lose its benefits).

•

We can ~~change a designated allocation group or~~ eliminate a designated investment option at any time. If this occurs, then a policy owner will be required to reallocate values in the affected designated investment options to other designated investment options that meet the allocation requirements.

Manual Upgrades. You can upgrade the withdrawal base to the policy value during the 30-day period following each successive fifth rider anniversary by sending us written notice in a form acceptable to us, ~~as long as~~ only if (1) a guaranteed lifetime withdrawal benefit is being offered at the time of the manual upgrade and (2) all the rider issue requirements for ~~a~~the new rider are met. At this time the rider withdrawal amount ~~and, if applicable, the rider death benefit~~ will be recalculated. If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date, its own rider fee percentage (which may be higher or lower than your current rider fee percentage) and its own terms and benefits (which may not be as advantageous as the current ~~rider); and any options you elect to change or add.~~ rider). The new rider date will be the date the Company receives all necessary information in good order. ~~You cannot elect a manual upgrade if the annuitant (or the annuitant’s spouse if younger and the joint option is elected) is 86 or older.~~

~~Retirement Income Choice~~

Retirement Income MaxSM 1.4 – Additional Options – Joint Life Option

~~You may elect the following options with this rider (the options are not mutually exclusive):~~

•	~~Death Benefit;~~

If you elect this rider, then you can also elect to postpone termination of the rider until the later of the annuitant or annuitant’s spouse’s death (only if the annuitant’s spouse continues the policy). If you elect the Joint Life option, then the withdrawal percentage (used to calculate the rider withdrawal amount) is lower.

•	~~Joint Life; and~~

•	~~Income Enhancement.~~

~~There is an additional fee if you elect the Death Benefit and/or the Income Enhancement Benefit option(s) under the rider. If you elect the Joint Life option, then the withdrawal percentage (used to calculate the rider withdrawal amount) is lower. Furthermore, if you elect the Joint Life option in combination with the Death Benefit and/or the Income Enhancement Benefit option(s), then the fee for each of those additional options will be different than under the Single Life option. See “Retirement Income ChoiceSM 1.4 Rider and Additional Option Fees”.~~

~~1. Death Benefit. If you elect this rider, you can also elect to add an additional amount to the death benefit payable under the base policy, upon the death of the annuitant (or if the joint life option is selected, the annuitant’s spouse). The additional amount will be equal to the excess, if any, of the rider death benefit over the greater of any optional guaranteed minimum death benefit or the base policy death benefit. The additional amount can be zero. See “Section 8. Death Benefit.”~~

~~Rider Death Benefit. The rider death benefit on the rider date is the policy value (less any premium enhancement if the rider is added in the first policy year). After the rider date, the rider death benefit is equal to:~~

•	~~the rider death benefit on the rider date; plus~~

•	~~subsequent premium payments; less~~

•	~~adjustments for withdrawals (as described under “Rider Death Benefit Adjustments,” below).~~

~~Rider Death Benefit Adjustments. Gross partial withdrawals up to the rider withdrawal amount in a rider year will reduce the rider death benefit on a dollar-for-dollar basis. Gross partial withdrawals in excess of the rider withdrawal amount in a rider year will reduce the rider death benefit by the greater of the dollar amount of the excess withdrawal or a pro rata amount (in proportion to the reduction in policy value), and possibly to zero. See “Appendix - Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Retirement Income ChoiceSM 1.2 Rider and Retirement Income ChoiceSM 1.4 Rider” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that results in pro rata adjustments. Rider death benefit adjustments occur immediately following all withdrawals.~~

Please note:

•

~~No additional death benefit is payable if the base policy death benefit (including the guaranteed minimum death benefit) exceeds the rider death benefit. The greater the death benefit payable under the guaranteed minimum death benefit selected, the more likely it is that an additional amount will not be payable under the rider death benefit option.~~

•

~~Excess withdrawals may eliminate the additional death benefit available with this rider. You will continue to pay the fee for this option, even if the additional death benefit available under the rider is $0.~~

•	~~Manual upgrades to the withdrawal base will result in a recalculation of the rider death benefit. However, automatic step-ups will not reset the rider death benefit.~~

•

~~If an owner who is not the annuitant dies and the surviving spouse continues the policy, then no additional amount is payable. If the policy is not continued, then the surviving owner (who is also the sole beneficiary) may elect to receive lifetime annuity payments equal to the rider withdrawal amount divided by the number of payments each year instead of receiving the policy’s cash value. Please note that under federal tax law, upon the death of an owner, only a “spouse” as defined under the Federal Defense of Marriage Act is permitted to continue a policy without taking required distributions. (The payment of a death benefit under the policy is triggered by the death of the annuitant.)~~

~~The additional death benefit payment option may be referred to as “minimum remaining withdrawal amount” on your policy statement and other documents.~~

~~2. Joint Life Benefit. If you elect this rider, then you can also elect to postpone termination of the rider until the later of the annuitant or annuitant’s spouse’s death (only if the annuitant’s spouse continues the policy).~~

~~Please note:~~

•	~~The withdrawal percentage for each “age at the time of first withdrawal” is lower if you elect this option.~~

•	The annuitant’s spouse must be either a joint owner along with the annuitant or the sole primary beneficiary (and there is no joint owner), if you elect this option.

•

A former spouse of the annuitant cannot continue to keep the policy in force if no longer married to the annuitant at the time of the annuitant’s death. In that event, the rider will terminate and no additional withdrawals under the rider will be permitted.

•	The annuitant’s spouse for purposes of this rider cannot be changed to a new spouse.

•	The rider withdrawal percentage is based on the age of the younger of the annuitant and annuitant’s spouse, if you elect this option.

•	~~The rider death benefit is not payable until the death of the surviving spouse, if you elect this option.~~

•	~~The withdrawal percentage for each “age at the time of the first withdrawal” is lower if you elect this option.~~

•	~~You cannot elect a manual upgrade if the annuitant or annuitant’s spouse is 86 or older (lower if required by state law).~~

~~3. Income Enhancement Option. If you elect this rider, you can also elect to have your withdrawal percentage double if either the annuitant (or the annuitant’s spouse if the joint life option is elected) is confined, due to a medical necessity in a hospital or nursing facility due to physical or cognitive ailments. Benefits from this option are not available unless the rider has been in effect for 12 months (the “waiting period”) and confinement must meet the elimination period of 180 days within the last 365 days. The elimination period and waiting period can, but do not need to, run concurrently.~~

Retirement Income MaxSM Rider Fees

~~Please note:~~

•	~~You cannot elect the Income Enhancement Option if the individual(s) is/are already confined in a hospital or nursing facility.~~

•	~~Confinement must be prescribed by a physician based on the individual’s inability to sustain themselves outside of a hospital or nursing facility due to physical or cognitive ailments.~~

•	~~The increase to the withdrawal percentage stops when the qualifying person or persons is/are no longer confined as described above.~~

•	~~The hospital and/or nursing facility must meet the criteria listed below to qualify for the benefit.~~

•	~~You cannot elect the Income Enhancement Option if you are confined in an assisted living facility or a residential care facility.~~

~~A Qualifying Hospital must meet the following criteria:~~

•	~~It is operated pursuant to the laws of the jurisdiction in which it is located;~~

•	~~It is operated primarily for the care and treatment of sick and injured persons on an inpatient basis;~~

•	~~It provides 24-hour nursing service by or under the supervision of registered graduate professional nurses;~~

•	~~It is supervised by a staff of one or more licensed physicians; and~~

•	~~It has medical, surgical and diagnostic facilities or access to such facilities.~~

~~A Qualifying Nursing Facility must meet the following criteria:~~

•	~~It is operated pursuant to the laws and regulations of the state in which it is located as a nursing facility or Alzheimer’s disease facility;~~

•	~~It provides care performed or supervised by a registered graduate nurse;~~

•	~~It provides room and board accommodations; and~~

•	~~Will provide 24-hour nursing services, 7 days a week by an on-site Registered Nurse and related services on a continuing inpatient basis.~~

•	~~It has a planned program of policies and procedures developed with the advice of, and periodically reviewed by, at least one physician; and~~

•	~~It maintains a clinical record of each patient.~~

~~A Qualifying Nursing Facility does not include:~~

•	~~Assisted living facilities or residential care facilities;~~

•	~~A place primarily for treatment of mental or nervous disorders, drug addiction or alcoholism;~~

•	~~A home for the aged, a rest home, community living center or a place that provides domestic, resident, retirement or educational care;~~

•	~~Personal care homes, personal care boarding homes, residential or domiciliary care homes;~~

•	~~A rehabilitation hospital or basic care facilities;~~

•	~~Adult foster care facilities, congregate care facilities, family and group living assisted living facilities; or~~

•	~~Other facilities similar to those described above.~~

~~We will require confirmation of confinement in a qualifying hospital or a qualifying nursing facility while benefit payouts are being received. Confirmation of that confinement will be attained and approved by completing our “Income Enhancement Proof of Confinement Certification” form. This form requires additional proof of~~

~~confinement which may be a physician’s statement, a statement from a hospital or nursing facility administrator, or any other information satisfactory to us which may include information from third party or company interviews and/or visits of the facility. If it is determined that the qualifying individual was not confined in an eligible facility as defined above and has received payments under the Income Enhancement Option, those payments could be considered an excess withdrawal and have a negative effect on the rider values. If confinement ceases, you may re-qualify by satisfying another 180-day elimination period requirement.~~

~~Retirement Income ChoiceSM 1.4 Fees~~

~~Retirement Income Choice~~Retirement Income MaxSM ~~1.4 Base Rider Fee~~. The ~~base~~ rider fee is calculated on the rider date and at the beginning of each rider quarter. The ~~base~~ rider fee will be adjusted for any premium additions, and excess ~~withdrawals, or transfers between designated investment groups during the rider quarter~~.withdrawals. It will be deducted automatically from your policy value at the end of each rider quarter.

On an annual basis, in general terms, the ~~base~~ rider fee is the ~~applicable~~ “rider fee percentage” ~~(see the Fee Table) times the withdrawal base~~.(see the Fee Table) times the withdrawal base. Specifically, the quarterly fee is calculated by multiplying (A) by (B) multiplied by (C), where:

~~The base quarterly fee is calculated by multiplying (A) by (B) divided by (C) multiplied by (D), where:~~

(A)	is the withdrawal base;
(B)	~~is the sum of each designated investment group’s rider fee percentage multiplied by the applicable designated investment group’s value;is the rider fee percentage; and~~
~~(C)~~	~~is the total policy value; and~~
~~(D)~~	(C) is the number of remaining days in the rider quarter divided by the total number of days in the applicable rider year.

We will assess a prorated rider fee upon termination of the rider for the period beginning on the first day of the most recent rider quarter and ending on the date of termination.

~~Beginning on the fifth~~ On each rider anniversary, the rider fee percentage may increase (or decrease) at the time of an automatic step-up. Each time an automatic step-up ~~will result~~results in a rider fee percentage increase, you will have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up (adjusted for any subsequent premium payments or withdrawals), provided that you do so within 30 calendar days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection, in good order, at our Administrative and Service Office within the 30 day period after the rider anniversary on which the automatic step-up occurred.

Please note regarding the ~~base~~ rider fee:

•	Because the ~~base~~ rider fee is a percentage of the withdrawal base, it could be a much higher percentage of your policy value, particularly in the event that your policy value decreases significantly.

•

Because the ~~base~~ rider fee is a percentage of the withdrawal base, the amount of the ~~base~~ rider fee we deduct will increase if the withdrawal base increases (although the percentage(s) may remain the same).

•	~~If you make a transfer from one designated allocation group to another designated allocation group that has a higher rider fee percentage, then the resulting rider fee will be higher.~~

~~Base Rider Fee Adjustment for Transfers. For transfers that you make between different designated investment options in different designated allocation groups on other than the first business day of a rider quarter, a “rider fee adjustment” will be applied. This adjustment is necessary because of differences in the rider fee percentages. The adjustment in the rider fee percentage will ensure that you are charged the correct overall rider fee. The base rider fee adjustment will be calculated using the same formula as the base rider fee and compare the fee for the remainder of the rider quarter to the initially calculated fee for the same period. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be allocated~~.Rider Fee Adjustment for Premium Payments and Excess Withdrawals. A rider fee adjustment will be calculated for subsequent premium payments and excess withdrawals because these events will change the withdrawal base. The rider fee adjustment will be calculated using the same formula as the rider fee and compare the fee for the remainder of the rider quarter to the initially calculated fee for the same period. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.~~Base Rider Fee Adjustment for Premium Payments and Excess Withdrawals. A rider fee adjustment will also be calculated for subsequent premium payments and excess withdrawals because these events will change the withdrawal base. The rider fee adjustment will be calculated using the same formula as the base rider fee and compare the fee for the remainder of the rider quarter to the initially calculated fee for the same period. As with the rider fee adjustments calculated for transfers, the rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.~~

~~Additional Option Fees. If you elect options with this rider, then you will be charged a fee for each option you elect that is in addition to the rider fee for the base benefit (see the Fee Table). Each additional fee is charged quarterly before annuitization and is a percentage of the withdrawal base on each rider anniversary.~~

We will also deduct all rider fees pro rata upon full surrender of the policy or other termination of the rider.

~~Retirement Income Choice~~

Retirement Income MaxSM ~~1.4~~ Rider Issue Requirements

The Company will not issue the Retirement Income ~~ChoiceSM 1.4~~MaxSM rider unless:

•	the annuitant is not yet age 86 (lower if required by state law);

•	the annuitant is also an owner (except in the case of non-natural owners);

•	there are no more than two owners; and

•

if the joint life option is elected, the annuitant’s spouse is also not yet 86 (lower if required by state law) and (1) is a joint owner along with the annuitant or (2) is the sole primary beneficiary (and there is no joint owner).

Termination

~~The Retirement Income ChoiceSM 1.4 rider and any additional options will terminate upon the earliest of the following:~~

The Retirement Income MaxSM rider will terminate upon the earliest of the following:

•

the date we receive written notice from you requesting termination of the rider if such notice is received by us during the 30 days following the fifth rider anniversary or every fifth rider anniversary thereafter;

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse continued the policy as the surviving spouse);

•

annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your rider withdrawal amount); or

•	termination of your policy.

Please note: This rider terminates upon annuitization and there is a maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments which are at least equal to your rider withdrawal amount. Please contact us for more information concerning your options.

The Retirement Income ~~Choice~~MaxSM ~~1.4~~ rider and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Retirement Income ~~Choice~~MaxSM ~~1.4~~ rider. The application and operation of the rider are governed by the terms and conditions of the rider itself.

~~The following currently exists in the APPENDIX section for the Retirement Income ChoiceSM 1.4 Rider~~.The following hereby amends the the corresponding APPENDIX section of the current prospectus.

~~Retirement Income ChoiceSM 1.4 Rider~~ Retirement Income

MaxSM Rider

Benefit:

•     Provides:

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”)—i.e., a level of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment choices that you select - if you invest in certain designated investment choices.

(2) Growth—On each of the first 10 rider anniversaries, we add an annual growth credit (5% of the withdrawal base immediately before the rider anniversary) to the withdrawal base if no withdrawals have occurred during the preceding rider year.

(3) Automatic Step-Up—We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

•     Upgrades:

~~You may request by sending us written notice. If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee). If you have elected the joint life option under the rider, you cannot elect a manual upgrade if the annuitant or an annuitant’s spouse is 86 or older (unless state law requires a lower maximum age)~~. If a GLWB is currently available, (and you qualify to elect it) you may request by sending us written notice. If you upgrade, the current rider terminates and a new rider is issued (with its own fees, features, and benefits which may not be as advantageous as your current rider).

~~Retirement Income ChoiceSM 1.4 Rider~~ Retirement Income

MaxSM Rider

•   Additional Options:

(1) ~~Death Benefit Option—You may add an amount to the death benefit payable under the base policy.~~

~~(2)~~ Joint Life Option—~~You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).~~

~~(3) Income Enhancement Option—If the rider has been in effect for at least 12 months, then you may elect to have your withdrawal percentage double if either the annuitant or the annuitant’s spouse, if the joint life option is elected, is confined in a hospital or nursing facility because of a medical necessity, and has been so confined for an “elimination period” (i.e., 180 days within the last 365 days).~~

~~You cannot elect this option if the qualifying person(s) is/are already confined in a hospital or nursing facility when the rider is elected. In addition, the increase to the withdrawal percentage stops when the qualifying person(s) is/are no longer confined.~~ You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner).

Availability:

•   Younger than age 86 (unless state law requires a lower maximum issue age)

~~Charges:~~

~~(1) for Base Benefit only—0.40% to 1.25% (single life and joint life) of withdrawal base on each rider anniversary;~~

~~(2) with Death Benefit Option—0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;~~

~~(3) with Income Enhancement Option—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.~~

Charge:

(1) 1.00% (single life and joint life) of withdrawal base on each rider anniversary.

Investment Restrictions:

•   Designated Investment option—You must allocate 100% of your policy value to one or more investment options that we designate.

~~The following currently exists in the APPENDIX section for the Retirement Income ChoiceSM 1.4 Rider.The following APPENDIX is hereby added to of the current prospectus.~~

APPENDIX

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

ADJUSTED PARTIAL SURRENDERS - RETIREMENT INCOME ~~CHOICE~~MAXSM 1.2

~~RIDER AND RETIREMENT INCOME CHOICESM 1.4 RIDER~~ RIDER

~~Guaranteed Lifetime Withdrawal Benefit~~

When a withdrawal is taken, three parts of the guaranteed lifetime withdrawal benefit can be affected:

1.	Withdrawal Base (“WB”)

2.	Rider Withdrawal Amount (“RWA”)

~~3.~~	~~Rider Death Benefit (“RDB”)~~

Withdrawal Base. Gross partial withdrawals in a rider year up to the rider withdrawal amount will not reduce the withdrawal base. Gross partial withdrawals in a rider year in excess of the rider withdrawal amount will reduce the withdrawal base by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and

2)	a pro rata amount, the result of (A / B) * C, where:

A	is the excess gross partial withdrawal (the amount in excess of the guaranteed annual withdrawal amount remaining prior to the withdrawal);

B	is the policy value after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and

C	is the withdrawal base prior to the withdrawal of the excess amount.~~Rider Death Benefit. Gross partial withdrawals in a rider year up to the rider withdrawal amount will reduce the rider death benefit by the amount withdrawn (dollar-for-dollar). Gross partial withdrawals in a rider year in excess of the rider withdrawal amount will reduce the rider death benefit by an amount equal to the greater of:~~

~~1)~~	~~the excess gross partial withdrawal amount; and~~

~~2)~~	~~a pro rata amount, the result of (A / B) * C, where:~~

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under this guaranteed lifetime withdrawal benefit.

~~A~~	~~is the excess gross partial withdrawal (the amount in excess of the guaranteed annual withdrawal amount remaining prior to the withdrawal);~~

~~B~~	~~is the policy value after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and~~

~~C~~	~~is the rider death benefit after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount~~.

~~The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under this guaranteed lifetime withdrawal benefit.~~

Example 1 (Base):

Assumptions:

Withdrawal Base (“WB”) = $100,000

Rider Withdrawal Amount (“RWA”) = 5.5% withdrawal would be $5,500~~0~~ (5.5% of the current $100,000 withdrawal base)

Gross partial withdrawal (“GPWD”~~) = $5,000~~) = $5,500

Excess withdrawal (“EWD”) = None

Policy Value (“PV”) = $100,000

You = owner and annuitant, age 71 at time withdrawals begin, which means Withdrawal Percentage is 5.5% .

Question: Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the guarantee since no more than $5,~~0~~500 is withdrawn.

Result. In this example, because no portion of the withdrawal was in excess of $5,~~0~~500, the withdrawal base does not change.

Example 2 (Excess Withdrawal):

Assumptions:

WB = $100,000

RWA = 5.5% withdrawal would be $5,500~~0~~ (5.5% of the current $100,000 withdrawal base)

GPWD = $7,000

~~EWD = $2,000 ($7,000 - $5,000)~~

EWD = $1,500 ($7,000 - $5,500)

PV = $90,000

You = owner and annuitant, age 71 at time withdrawals begin, which means Withdrawal Percentage is 5.5% .

Result. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the withdrawal base needs to be adjusted and a new lower rider withdrawal amount calculated. Had the withdrawal for this example not been more than $5,~~0~~500, the withdrawal base would remain at $100,000 and the rider withdrawal amount would be $5,~~0~~500 starting on the next rider anniversary. However, because an excess withdrawal has been taken, the withdrawal base is also reduced (this is the amount the 5.5% is based on).

New withdrawal base:

Step One. The withdrawal base is reduced only by the amount of the excess withdrawal or the pro rata amount, if greater.

Step Two. Calculate how much the withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD / (PV - 5% withdrawal)) * WB before any adjustments

2.	($~~2~~1,~~0~~500 / ($90,000 - $5,~~0~~500)) * $100,000 = ~~$2,353~~$1,775

Step Three. Which is larger, the actual ~~$2,000~~$1,500 excess withdrawal or the ~~$2,353~~$1,775 pro rata amount? ~~$2,353~~$1,775 pro rata amount.

Step Four. What is the new withdrawal base upon which the rider withdrawal amount is based? $100,000 -~~$2,353~~$1.775 = ~~$97,647~~$98,225

Result. The new withdrawal base is ~~$97,647~~$98,225

New rider withdrawal amount:

Because the withdrawal base was adjusted (due to the excess withdrawal) we have to calculate a new rider withdrawal amount for the 5.5% guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.

Question: What is the new rider withdrawal amount?

~~$97,647 (the adjusted withdrawal base) * 5% = $4,882~~$98,225 (the adjusted withdrawal base) * 5.5% = $5,402.38

Result. Going forward, the maximum you can take out in a year without causing an excess withdrawal and further reduction of the withdrawal base (assuming there are no future automatic step-ups) is ~~$4,882~~.$5,402.38.

Example 3 (Base demonstrating growth):

Assumptions:

WB = $100,000

~~Automatic step-up never occurs and no withdrawals are taken in the first 10 rider years.~~

Automatic step-up never occurs and no withdrawals are taken.

WB in 8 years (assuming an annual growth rate percentage of 5.~~0~~5%) = $100,000 * (1 + .055) ^ 8 = ~~$147,745~~$153,469

RWA = 5.5% withdrawal beginning 8 years from the rider date would be ~~$7,387 (5%~~$8,441 (5.5% of the then-current

~~$147,745~~$153,469 withdrawal base)

~~GPWD = $7,387~~

GPWD = $8,441

EWD = None

PV = $90,000 in 8 years

You ~~(if you elected RIC)~~ = owner and annuitant, age 63 on rider issue; age 71 at time withdrawals begin, which means Withdrawal Percentage is 5.5% .

You ~~(if you elected RIC 1.2 or RIC 1.4)~~ = owner and annuitant, age 68 on rider issue; age 76 at time withdrawals begin, which means Withdrawal Percentage is 6.5%

Question: Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the guarantee if no more than ~~$7,387~~$8,441 is withdrawn in a rider year.

Result. In this example, because no portion of the withdrawal was in excess of ~~$7,387~~,$8,441, the withdrawal base does not change.~~Example 4 (Base demonstrating WB growth with Additional Death Payment Option):~~

~~Assumptions:~~

~~You (if you elected RIC) = owner and annuitant, age 63 on rider issue; age 71 at time withdrawals begin, which means Withdrawal Percentage is 5%.~~

~~You (if you elected RIC 1.2 or RIC 1.4) = owner and annuitant, age 68 on rider issue; age 76 at time withdrawals begin, which means Withdrawal Percentage is 5%~~

~~WB at rider issue = $100,000~~

~~Automatic step-up never occurs and no withdrawals are taken in the first 10 rider years.~~

~~WB in 8 years (assuming an annual growth rate percentage of 5.0%) = $100,000 * (1 + .05) ^ 8 = $147,745~~

~~Rider Death Benefit (“RDB”) (optional additional death benefit for additional cost) = $100,000~~

~~RWA = 5% withdrawal beginning 8 years from the rider date would be $7,387 (5% of the then-current $147,745~~

~~withdrawal base)~~

~~GPWD = $7,387~~

~~EWD = None~~

~~PV = $90,000 in 8 years~~

~~Step One. Is any portion of the withdrawal greater than the rider withdrawal amount?~~

~~No. There is no excess withdrawal under the guarantee if no more than $7,387 is withdrawn.~~

~~Step Two. What is the rider death benefit after the withdrawal has been taken?~~

~~1.~~	~~Total to deduct from the rider death benefit is $7,387 (there is no excess to deduct)~~

~~2.~~	~~$100,000 - $7,387 = $92,613.~~

~~Result. In this example, because no portion of the withdrawal was in excess of $7,387, the total withdrawal base does not change and the rider death benefit reduces to $92,613.~~

~~Example 5 (Base with WB growth with Additional Death Payment Option illustrating excess withdrawal):~~

~~Assumptions:~~

~~You = owner and annuitant, age 61 on rider issue; age 74 at time withdrawals begin, which means withdrawal percentage is 5%.~~

~~WB at rider issue = $100,000~~

~~Automatic step-up never occurs and no withdrawals are taken in the first 10 rider years.~~

~~WB in 10 years (assuming an annual growth rate percentage of 5.0%) = the greater of $100,000 * (1 + .05) ^ 10 = $162,889.~~

~~RDB (optional additional death benefit for additional cost) = $100,000~~

~~RWA = 5% withdrawal beginning 10 years from the rider date would be $8,144 (5% of the then-current $162,889~~

~~withdrawal base)~~

~~GPWD = $15,000~~

~~EWD = $6,856 ($15,000 - $8,144)~~

~~PV = $90,000 in 10 years~~

~~Step One. Is any portion of the total withdrawal greater than the rider withdrawal amount?~~

~~Yes. $15,000 - $8,144 = $6,856 (the excess withdrawal amount)~~

~~Step Two. Calculate how much of the rider death benefit is affected by the excess withdrawal.~~

~~1.~~	~~Formula for pro rata amount is: (EWD / (PV - 5% withdrawal)) * (RDB -5% withdrawal)~~

~~2.~~	~~($6,856 / ($90,000 - $8,144)) * ($100,000 - $8,144) = $7,694~~

~~Step Three. Which is larger, the actual $6,856 excess withdrawal amount or the $7,694 pro rata amount? $7,694 pro rata amount.~~

~~Step Four. What is the rider death benefit after the withdrawal has been taken?~~

~~1.~~	~~Total to deduct from the rider death benefit is $8,144 (RWA) + $7,694 (pro rata excess) = $15,838~~

~~2.~~	~~$100,000 - $15,838 = $84,162.~~

~~Result. The rider benefit is $84,162.~~

~~Note: Because there was an excess withdrawal amount in this example, the withdrawal base needs to be adjusted and a new lower rider withdrawal amount calculated. Had the withdrawal for this example not been more than $8,144, the withdrawal base would remain at $162,889 and the rider withdrawal amount would be $8,144. However, because an excess withdrawal has been taken, the withdrawal base is also reduced.~~

~~New benefit base:~~

~~Step One. The withdrawal base is reduced only by the amount of the excess withdrawal or the pro rata amount if greater.~~

~~Step Two. Calculate how much the withdrawal base is affected by the excess withdrawal.~~

~~1.~~	~~The formula is (EWD/(PV - 5% withdrawal)) * WB before any adjustments~~

~~2.~~	~~($6,856 / ($90,000 - $8,144)) * $162,889 = $13,643~~

~~Step Three. Which is larger, the actual $6,856 excess withdrawal amount or the $13,643 pro rata amount?~~

~~$13,643 pro rata amount.~~

~~Step Four. What is the new withdrawalt base upon which the rider withdrawal amount is based?~~

~~$162,889 - $13,643 = $149,246~~

~~Result. The new benefit base is $149,246~~

~~New rider withdrawal amount:~~

~~Because the withdrawal base was adjusted (due to the excess withdrawal) we have to calculate a new rider withdrawal amount for the 5% benefit percentage guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.~~

~~Step One. What is the new rider withdrawal amount?~~

~~$149,246 (the adjusted withdrawal base) * 5% = $7,462~~

~~Result. Going forward, the maximum you can take out in a year without causing an excess withdrawal and further reduction of the benefit base is $7,462.~~